Contact:      Doug Robinson - Investor Relations  Bob Gordon - Public Relations
              (516) 342-2745                      (516) 342-2391
              dougr@cai.com                        bobg@cai.com

      COMPUTER ASSOCIATES RECEIVES U.S. JUSTICE DEPARTMENT CLEARANCE
                     FOR PLATINUM TECHNOLOGY ACQUISITION
                    Tender Offer Extended To May 27, 1999

ISLANDIA, N.Y., May 25, 1999--Computer Associates International, Inc. (NYSE: CA) announced today that it has reached an agreement with the U.S. Department of Justice that will permit CA to complete its $3.5 billion acquisition of Platinum technology International, inc. CA also announced that HardMetal, Inc., a wholly-owned merger subsidiary of CA, is extending its cash offer to purchase all outstanding shares of common stock of Platinum technology International, inc. for $29.25 until 12:00 midnight, New York City time, on Thursday, May 27, 1999.

"We are pleased that the Department of Justice has cleared our acquisition and we appreciate the effort made by the Department to review this matter expeditiously", said Sanjay Kumar, CA's president and chief operating officer. "After reviewing hundreds of products, the agreement with the Justice Department will result in the sale of a few Platinum mainframe products under the supervision of a court appointed trustee. We can now move forward with our plans for Platinum technology and to achieve the synergies that hold much promise for our clients."

As a consequence of the extension of the expiration date, holders of Platinum common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Thursday, May 27, 1999, unless the offer is further extended. The offer was previously scheduled to expire on May 25, 1999.

Based on the latest count of tendered shares, approximately 76,941,698 shares of Platinum technology International, inc. common stock have been validly tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, NY 10010, telephone (212) 929-5500 or (800) 322-2885.

PLATINUM technology International, inc. (Nasdaq: PLAT) provides software products and consulting services that help Global 10,000 companies manage and improve their IT infrastructures-including systems and database management, e-commerce, application infrastructure management, data warehousing, knowledge management, decision support, and year 2000 reengineering. The 12-year-old company has more than 120 offices across six continents.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 14,000 employees and had revenue of $5.3 billion in fiscal year 1999.

For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.